EVENTIKO INC.

Xinzhong St. 3, Dongcheng

Beijing

China 100026

+1 (702) 605-4808

eventikoinc@gmail.com

August 4, 2020

Cara Wirth and Jennifer Lopez-Molina

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street,

Washington, DC 20549

Reference:	Eventiko Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 29, 2020
File No. 333-239589

Cara Wirth and Jennifer Lopez-Molina,

In response to your letter dated July 30, 2020, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 2 to its Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on July 1, 2020

Amendment No. 1 to Registration Statement on Form S-1

Use of Proceeds, page 10

1. We note your response to our prior comment 2, that you have already paid for costs associated with this registration statement and will not pay for such costs out of the proceeds from this offering. However, we also note your disclosure regarding "Mr. Auer’s verbal agreement to provide [you] loans for registration costs." Please revise to clarify whether the costs associated with this registration statement were paid, and if so, please clarify whether the registration costs were paid by Mr. Auer.

Response: We have revised the information as follows:

Mr. Auer our president and director, has verbally agreed to loan the Company funds to complete the registration process. Mr. Auer has already paid for costs associated with this registration statement. Mr. Auer’s verbal agreement to provide us loans for registration costs is non- binding and discretionary.

General

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2. We note your response to our prior comment 9 and re-issue our comment. In this regard, we note that you have entered into an Event Cooperation Agreement and have "allocated significant effort and time to the development" of your business. Alone, without further information, these actions do not support the conclusion that your company is not a shell company. To the contrary, your disclosure that you "have not sold any of [y]our services nor have [you] generated any revenue from operations" and the nature of your assets suggest that your company has no or no nominal operations. Please disclose on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status.

Response: We have disclosed on the cover page that we are a shell company and add the following risk factor:

•	BECAUSE OUR COMPANY IS A SHELL COMPANY THERE ARE: RESTRICTIONS IMPOSED UPON THE TRANSFERABILITY OF UNREGISTERED SHARES, PROHIBITION ON THE USE OF FORM S-8 AND ENHANCED REPORTING REQUIREMENTS

Eventiko Inc. is a shell company as defined in Rule 405, because it is a company with nominal operations and it has assets consisting solely of cash and cash equivalents. Accordingly, there will be illiquidity of any future trading market until the company is no longer considered a shell company, as well as restrictions imposed upon the transferability of unregistered shares outlined in Rule 144(i). Our investors are not allowed to rely on Rule 144 of the Securities Act for a period of one year from the date that we cease to be a shell company. Because investors may not be able to rely on an exemption for the resale of their shares other than Rule 144, and there is no guarantee that we will cease to be a shell company, they may not be able to re-sell our shares in the future and could lose their entire investment as a result.

Because we are a shell company, we are not entitled to file registration statements on Form S-8, which is typically used to register stock that is offered to employees and consultants via benefit or incentive plans. As a result, we may have difficulties attracting qualified employees and consultants because we are not able to compensate them in the same fashion that non-shell companies can.

Being a shell company, there are enhanced reporting requirements imposed on us: when reporting an event that causes us to cease being a shell company, we have to file with the Commission the same type of information that it would be required to file to register a class of securities under the Securities Exchange Act of 1934.

These restrictions and requirements will likely have a negative impact on our ability to attract additional capital.

Please direct any further comments to :

Miklos Pal Auer

Email: eventikoinc@gmail.com

Telephone: +1 (702) 605-4808

Sincerely,

/s/ Miklos Pal Auer Miklos Pal Auer, CEO

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